EXHIBIT 4.1

SERVICE AGREEMENT

between

THE ROYAL BANK OF SCOTLAND plc

and

STEPHEN HESTER
---------------------------

The Royal Bank of Scotland plc
36 St Andrew Square
Edinburgh
EH2 2YB

INDEX

Clause

1.            Definitions, Interpretation and Construction
2.            Position

3.            Commencement of Employment

4.            Duties

5.            Other Interests

6.            Place of Employment

7.            Hours of Work

8.            Remuneration (RBSelect)

9.            Deductions

10.           Bonuses

11.           Profit Sharing

12.           Executive Long Term Incentives

13.           YourBank

14.           Expenses

15.           Dealings in Investments

16.           Pension and Life Cover

17.           Holidays

18.           Sickness

19.           Confidentiality

20.           Group Property

21.           Intellectual Property

22.           Power of Attorney

23.           Grievance Procedure

24.           Disciplinary Procedure

25.           Summary Termination

26.           Termination by Notice

27.           Redundancy

28.           Garden leave

29.           Events on Termination

30.           Restrictions after termination of employment

31.           Declaration of Secrecy

32.           Data Protection

33.           Notices

34.           Continuing Provisions

35.           Whole Agreement and Severability

36.           Collective Agreements

37.           Governing Law

SERVICE AGREEMENT

Between

THE ROYAL BANK Of SCOTLAND plc having its registered office at 36 St. Andrew Square, Edinburgh EH2 2YB (hereinafter called the “Company”)

and

STEPHEN HESTER, residing at (hereinafter called the “Executive”)

WHEREAS:

A.	Royal Bank of Scotland Group plc (“RBSG”) wishes to appoint the Executive as a director and as its Group Chief Executive.

B.
RBSG, the Company and the Executive have agreed that, to enable the Executive to fulfil his role as Group Chief Executive of RBSG, he shall be employed by the Company with the principal duty of discharging such role under the directions of the Board of Directors of RBSG or an authorised committee of the Board of Directors of RBSG (the “Board”).

THE AGREEMENT BETWEEN THE PARTIES IS AS FOLLOWS:-

1.      Definition, Interpretation and Construction

In this Agreement, unless otherwise stated, the following definitions apply:

1.1.1.
“Associated Company” means any company (i) having an ordinary share capital of which not less than 25 per cent is owned directly or indirectly by RBSG or (ii) a holding company of the Company or any direct or indirect subsidiary of any such holding company or (iii) any company or other entity in respect of which the Group exercises management control, including joint venture operations;

11.2.	“the Board of the Company” means the Board of Directors of the Company or an authorised committee of the Board of Directors of the Company;

1.1.3.	“the Group” means the Company and its Associated Companies;

1.1.4	“the Remuneration Committee” means the Remuneration Committee of the Board or any committee empowered by the Board in substitution for the Remuneration Committee;

1.1.5	the expressions “subsidiary” and “holding company” have the same meanings in this Agreement as they have in Section 736 of Companies Act 1985;

1.1.6.
“Good Leaver” means, in relation to Clause 10.2 of this Agreement only and not for the purposes of any other right or benefit to which the Executive may be entitled as an employee of the Company, an employee who leaves the employment of the Company by reason of redundancy (compulsory or voluntary), by reason of retirement or early retirement or by reason of the Executive’s resignation as a consequence of a fundamental breach of this Agreement by the Company.

1.2.	In this Agreement:

1.2.1
unless otherwise stated, references to statutes, rules or regulations or their provisions will also include amendments, extensions, consolidations or replacements and will refer to any orders or regulations, instruments or subordinate legislation;

1.2.2.	the masculine gender shall include the feminine gender and singular number shall include the plural and vice versa;

1.2.3
unless otherwise stated, references to clauses and sub-clauses are references to clauses and sub-clauses of this Agreement and references to clauses shall be deemed to include references to the sub clauses of that clause;

1.2.4	the headings to clauses are for convenience only and shall not affect the construction or interpretation of this Agreement; and

1.2.5	the provisions of the Schedule shall be read and construed as part of this Agreement and shall be enforceable accordingly.

2.      Position

2.1
Executive will be employed as the Group Chief Executive or in such other capacity of like status with the Group as the Company requires and the Executive agrees to accept the position on the terms and conditions set out in this Agreement.

The Executive will be employed as the most senior executive officer of the Group as the Group is constituted at the date of this Agreement , or any group created by an amalgamation or reconstruction of the Group as described in clause 25.2, or of any new group structure which results from RBSG or any company (which is a Group Company immediately before such acquisition) acquiring any other company, group or business.

2.2.	The Executive warrants that by virtue of entering into this Agreement, he will not be in breach of any express or implied terms of any contract or other obligation binding upon him.

3.      Commencement of Employment

3.1.
The Executive’s employment under this Agreement will commence on 16 November 2008 and he will assume the duties and responsibilities of Group Chief Executive from 21 November 2008. The Executive’s continuous employment with the Company will commence on 16 November 2008 (the “Commencement Date”)

3.2.	No period of employment with a previous employer counts as part of the Executive’s period of continuous employment with the Company.

4.      Duties

4.1	The Executive will report to the Board.

4.2.	During his employment the Executive shall

4.2.1.
devote the whole of his working time, attention and skill to the business of the Group and shall faithfully, efficiently, competently and diligently perform those duties and exercise such powers, authorities and discretions which may be assigned to or vested in him by the Board as are consistent with his title and status;

4.2.2.	comply with the Group’s rules, policies and regulations as varied from time to time and obey all reasonable and lawful directions given by or under the authority of the Board;

4.2.3.	comply with the terms of the Group’s Code of Conduct; and

4.2.4	not do anything prejudicial to the interests and reputation of the Group and shall promote and extend the business of the Group and protect and further its interests and reputation.

4.3.
Additionally the Executive may be required to undertake such other duties as the Company considers necessary to meet the needs of the business. The Executive may also be required to perform services for any Associated Company and may be required to undertake the role and duties of a non-executive Director of other companies within the Group. No additional remuneration will be paid in respect of these appointments.

4.4.
The duties of the Executive as an officer of the Company or of any Associated Company shall be subject to the Articles of Association (or equivalent) of the relevant company. Subject to the terms of this Agreement, he shall be entitled to remain a member of the Board and a director of the Company.

4.5.
The Executive’s performance and discharge of his duties and responsibilities hereunder shall be the subject of regular review, the object of which is to assess performance during the period under review and to set agreed performance standards for future review periods. In the event that, in the opinion of the Board and after receiving a warning from it and reasonable opportunity to cure any failure, the Executive fails to achieve the agreed personal performance standards, the Company may terminate the Executive’s employment in accordance with the provisions of Clause 26.4.

5.      Other Interests

5.1.
The Executive shall not (except with the Board’s prior written consent) be directly or indirectly engaged or concerned in any capacity in the conduct of, or have any financial interest in: any business, trade, profession or organisation (other than Associated Companies) save through holding or being interested in investments (quoted or unquoted) not representing more than two per cent of the issued equity capital or any other class of share or debenture capital of any one company.

5.2,
The Executive will not, other than in the proper performance of his duties, give lectures, speak in public or publish anything in any form or medium relating to the affairs of, or matters which may affect RBSG.

6.      Place of Employment

6.1.	The Executive will normally work in between Edinburgh and London but may be required to travel elsewhere in the world in the performance of his duties.

7.      Hours of Work

7.1.
The normal hours of work are from 9.00 a.m. to 5.00 p.m. Monday to Friday inclusive of one hour for lunch daily, but the Executive is expected to work reasonable additional hours when necessary for the performance of his duties without additional remuneration.

7.2.	The Executive will not receive any additional remuneration for working more than 35 hours per week.

8.      Remuneration (RBSelect)

8.1.
It is the objective of RBSG to deliver a competitive remuneration package to the Executive that is comparable with CEOs of similar financial services organisations. As part of this, the Company operates a flexible compensation and benefits package called RBSelect which comprises

8.1.1.	individually calculated basic salary of £1,200,000 (the ‘Salary Element’)

8.1.2.	any regional allowance the Executive is entitled to receive

8.1.3.	value of the Managers’ Car Scheme

8.1.4.	value of private medical cover

8.1.5.	value of Managers’ medicals

The residual amount may be used by the Executive to select preferred benefits from RBSelect.

The ‘Salary Element’ is used to calculate certain benefits such as Profit Share and any discretionary bonus payment or any other payment directly linked to salary. The Salary Element is also used to calculate severance payments including redundancy.

The total ValueAccount (which includes the Salary Element) will be notified to the Executive by the Chairman of the Board or the Remuneration Committee from time to time and will include a sum in respect of pension contribution consistent with Company practice from time to time but not less than that currently prevailing.

8.2.
The monthly value of the Executive’s ValueAccount less the cost of any benefits elected through RBSelect will be paid on the 18th day of each month (or on the last preceding working day where the 18th day fails on a weekend or public holiday)

directly into the Executive’s bank account. Salary will be paid partly in advance and partly in arrears up to the last day of each calendar month.

8.3.
Commencing in 2010, the Executive’s salary will be reviewed annually on the 1st day of April of each year (or any other day approved by the Remuneration Committee) with any adjustments having immediate effect. Any review of salary will be entirely at the Company’s discretion. The Executive has no automatic right to any increase in salary.

8.4.
All remuneration payable in cash to the Executive under this Agreement shall only be credited to a bank account held with the Company or with another company in the Group, which shall be maintained by the Executive.

9.      Deductions

9.1.
The Executive agrees that the Company may, at any time during, or in any event upon termination of the Executive’s employment, deduct from his remuneration, any monies due by him to the Company including any overpayment made and/or outstanding loans, advances, relocation expenses, the cost (including the legal and other costs involved) of repairing any damage or loss to the Company’s property (including intellectual property; caused by him, salary paid in respect of excess holidays and any other monies owed by him to the Company or any Associated Company.

10.           Bonuses

10.1.
Subject to Clause 10.2 below, the Executive may from 1 January 2009, at the discretion of the Remuneration Committee, be entitled to participate in any Bonus Scheme as approved by the Remuneration Committee the terms of which may, at the sole discretion of the Remuneration Committee, require the Executive to defer a proportion of any bonus awarded to him.

10.2.
Subject to Cause 26.3, if, on or before the relevant qualifying date for payment of the bonus, the Executive has given or been issued with notice of dismissal or has been dismissed (except in circumstances where the Executive is a Good Leaver), the Executive will not be entitled to receive any bonus payment which would or may otherwise be due to the Executive (whether paid in cash or in shares) as set out in Clause 10.1 above.

11.           Profit Sharing

11.1.
The Executive shall be eligible to participate in RBSG’s Profit Sharing Scheme, the terms and conditions of which will be made available to the Executive. Any entitlement is calculated by reference the Executive’s Salary Element.

12.           Executive Long Term Incentives

12.1.	The Executive may, at the absolute discretion of the Remuneration Committee, be eligible to participate in the Company’s long term incentive plans, subject to the rules of these plans.

13.           YourBank

13.1.
The Executive shall be eligible to access preferential rates across a range of financial products and services from the RBS group through YourBank. YourBank is available to all UK and Offshore employees and eligible Group pensioners.

14.           Expenses

14.1.
The Company shall reimburse the Executive for all reasonable out-of-pocket expenses properly incurred in the performance of his duties, subject to the Executive producing all relevant receipts or other satisfactory evidence and his compliance with the Company’s travel and expenses policy as amended from time to time.

14.2.	In order to facilitate payment of expenses, the Executive may be supplied with a credit card for use solely in this connection.

15.           Dealing in Investments

15.1.
The Executive is subject to the Company’s Staff Dealing Rules (and divisional rules where applicable) which may require prior permission to be obtained before the Executive is permitted to deal in most types of securities transactions. Requests must be submitted in writing on the appropriate Company form. .The Company also operates a closed period during which the Executive will not be permitted to deal in RBSG shares. Failure to abide by these rules will constitute serious misconduct for the purposes of any disciplinary action and may lead to criminal proceedings and / or the summary dismissal of the Executive.

15.2.	Details of the Company’s Staff Dealing Rules are contained in the Group compliance manual (known as the Group Regulatory Risk Policy Handbook) and any local compliance manual.

16           Pension and Life Cover

16.1.
The Executive shall be eligible to join The Royal Bank of Scotland Group Retirement Savings Plan (The Plan). The Executive can elect to join this plan through RBSelect. Further details are provided in the enclosed Retirement Savings Plan guidebook.

16.2.	The Plan is not contracted out of the State Second Pension and no Contracting Out certificate is required.

16.3.	The Executive will be provided with life assurance cover of four times the Salary Element of his RBSelect account. This benefit will not be provided through RBSelect.

17.           Holidays

17 1.	The Executive will be entitled to paid holidays, subject to the undernoted conditions;

17.1.1
The Executive will be entitled to 35 working days’ holiday to be taken at such time or times as the Executive shall request and agree in advance with the Company plus a further 8 days to be taken at times to be determined by the Company (which will normally be Bank Holidays). The Company reserves the right to request the Executive to work on Bank Holidays in return for which he will be entitled to holiday, equal to the period worked, to be taken at another time.

17.1.2.	The Company’s holiday year runs from 1 January to 31 December inclusive.

17.1.3.
If the Executive’s employment commences or terminates part way through the holiday year, holiday entitlement will be assessed on a pro-rated basis for each complete month of service during the holiday year.

17.1.4.	The Execute may carry over a maximum of 5 days’ unused holiday entitlement not taken in one year, to the next, but only with the prior written consent of the Company.

17.2
On termination of employment the Executive will be entitled to payment in respect of any accrued unused holiday entitlement except where the Executive’s employment is terminated by the Company for misconduct or gross misconduct when only accrued unused statutory holiday will be paid.

17.3.
Upon termination of this Agreement the Executive will repay to the Company any salary received for holidays taken by him in excess of his accrued entitlement. The Executive agrees that any sums due to the Company by the Executive may be deducted by the Company from any monies owed to the Executive in accordance with clause 9.

17.4.
During any period of notice (whether given by the Company or the Executive) whether being worked or on garden leave the Executive is required to take accrued and outstanding holiday entitlement at times to be agreed with the Company. However, the Company retains the discretion to release the Executive from this obligation and to make a payment in lieu of such outstanding entitlement or part thereof.

18.           Sickness

18.1.	There is no contractual right to payment in respect of any period of absence due to sickness or incapacity and any such payments will be made at the Company’s sole discretion.

If the Executive is absent from work due to illness, injury, or accident the Company may, at its sole discretion, pay Company sick pay (inclusive of any statutory sickness benefit) at 100% of the Executive’s ValueAccount rate for the first 182 days of incapacity. Beyond the initial 182 days, the Executive will be eligible to be considered on a discretionary basis for Disability Cover. Continued receipt of payments under the scheme will be at the Company’s discretion and will be subject to the rules of the scheme which the Company has the right to vary from time to time. Disability Cover is a core benefit under RBSelect. The cost will be deducted from the Executive’s ValueAccount. The Executive will find more information in the RBSelect guidebook.

18.2.
If accepted for Disability Cover, a payment equal to 50% of the Executive’s ValueAccount rate may be paid for up to a further five years subject to the scheme rules and the qualifying criteria set out in sub-clauses 18.3 – 18.5 and 18.9 being met. Other factors during sickness absence are:

18.2.1.	Any benefit paid during the initial 182 days absence will include an allowance in lieu of holiday entitlement. Consequently normal holiday entitlement will cease to accrue;

18.2.2.	During any period of Disability Cover, the overall level of benefit will increase each year by price inflation subject to a maximum of 2.5% a year;

18.2.3.	During the entire period of Disability Cover, the Executive will continue to receive additional Company benefits, including RBSG’s Profit Sharing

Scheme and will remain eligible to participate in the RBSG Sharesave Scheme. All salary-related benefits will be linked to the current level of Disability Cover payments as defined in clause 18.2.

18.2.4.	All periods of long-term sickness absence will be regarded as continuous service for the purpose of pension and other benefit calculations.

18.3.	The Executive may self-certify his incapacity for absences of up to seven consecutive days (including weekends and statutory holidays).

18.4.
A doctor’s certificate must he submitted to the Company for absences of more than seven consecutive days. Thereafter, the Executive must submit a new doctor’s certificate as and when necessary to ensure that all periods of absence are covered.

18.5.	The Company reserves the right to request the Executive to provide evidence for any Period of absence including those that would normally be self-certified.

18.6.	For the purposes of assessing the Executive’s entitlement to Statutory Sick Pay, the qualifying days will be Monday to Friday inclusive.

18.7.
if the Executive is incapable of performing his duties because of injuries sustained wildly or partly as a result of actionable negligence, nuisance or breach of any statutory duty on the part of any person other than a company in the Group (a “third party”) or if the Executive is covered by any health or other insurance scheme (an “insurance policy”) all payments made to the Executive under Clause 18.2 above shall (to the extent that compensation for loss of earnings is recoverable from the third or under the insurance policy), constitute loans by the Company for by any Associated Company from whom the Company may have procured payment of the Executive’s salary) to the Executive and shall be repaid when the Executive recovers compensation for loss of earnings from the third party by action or otherwise or under the insurance policy.

18.8.
Without prejudice to the provisions of Clause 18.7, in the event that the Executive has been incapacitated from performing his duties by reason of injuries sustained wholly or partly as a result of actionable negligence or as a result of matters which are covered by an insurance policy, the Company shall be entitled to require the Executive either:-

18.8.1.	(subject to the Company agreeing to indemnify the Executive against all reasonable legal expenses) to raise legal proceedings to enforce his rights against any third party who has committed such an actionable negligence against him and/or to pursue a claim under the insurance policy; or

18.8.2.
to assign his right to raise legal proceedings to recover from such third party and/or the relevant insurance company compensation for any loss of earnings sustained by the Executive to the Company or any Associated Company.

18.9.
The Executive shall at any time (including during any period of incapacity) at the request and expense of the Company submit to medical examinations by a medical practitioner nominated by the Company. The results shall, subject to the provisions of the Access to Medical Reports Act 1988, be disclosed to the Company.

19.           Confidentiality

19.1.
During the Executive’s employment, he must treat the business of the Company and any Associated Company and any information received during the course of or as a result of his employment about or provided by any third party as strictly confidential.

19.2.
The Executive may not at any time (whether during his employment or after its termination) disclose to any unauthorised person, firm or corporation or use or attempt to use for his own or any other person, firm or corporation’s advantage, any confidential information relating to the business affairs or trade secrets of the Company or any Associated Company, or any confidential information about (howsoever obtained) or provided by any third party received during the course of or as a result of his employment (“Confidential Information”). Confidential Information includes without being limited to, information relating to employees, customers and suppliers (former, actual and potential), Group contracts, pricing structures financial and marketing details, business plans, any technical data, designs, formulae, product fines, Intellectual Property (as defined in clause 21), research activities and any Group information which may be deemed to be commercially or price sensitive in nature. It also includes, again without limitation, any information contained in documents marked “confidential” or documents of a higher security classification and other information which, because of its nature or the circumstances in which the Executive receives it, he should reasonably consider to be confidential.

19.3.	The Company reserves the right to modify the categories of Confidential Information from time to time.

19.4.	The Executive is not permitted to make any copy, abstract, summary or précis of the whole or any part of any document belonging to the Group unless he has been authorised to do so by the Company, and shall not at any time use or permit to be used any such items otherwise than for the benefit of the Group.

19.5.	The obligations contained in this clause 19 shall not apply:

19.5.1.	to information or knowledge which subsequently comes into the public domain other than by way of unauthorised use or disclosure (whether by the Executive or a third party);

19.5.2.	where the Executive’s use or disclosure of the information has been properly authorised by the Company;

19.5.3.	to any information which the Executive discloses in accordance with applicable public interest disclosure legislation;

19.5.4.	to any information which is required to be disclosed in accordance with an order of a Court of competent jurisdiction.

19.6.
The Executive shall exercise all due care and diligence and shall take all reasonable steps to prevent the publication or disclosure of any Confidential Information relating, in particular, but not limited to, actual or proposed transactions, of any employee, customer, client or supplier (whether former, actual or potential) of the Company or any Associated Company including the partnerships, companies, bodies, and corporations having accounts with or in any way connected to or in discussion with the Group and all other matters relating to such customers, clients or suppliers and connections.

19.7.
Any breach by the Executive at the provisions of this Clause 19 will be regarded by the Company as a serious disciplinary matter and may, if committed while the Executive is employed by the Company, result in disciplinary action being taken against the Executive up to and including dismissal without notice.

19.8
The Executive agrees that the undertakings comprised in this Clause 19 are reasonable and necessary to protect the legitimate business interests of the Group both during and after the termination of the Executive’s employment.

20. Group Property

20.1
All reports, files, notes memoranda, e mails, accounts, documents or other material (including all notes and memoranda of any Confidential Information as defined in clause 19.1 and the items referred to in clause 19.4) and any copies made or received by the Executive in the course of his employment (whether during or after)

are and shall remain the sole property of the Company or the appropriate Associated Company and shall be surrendered by the Executive to someone duly authorised by the Company in accordance with Clause 29.

21. Intellectual Property

21.1.
For the purposes of this clause, “Intellectual Property” means patents, trade marks, service marks, registered designs (including applications for and rights to apply for any of them), unregistered design rights, trade or business names, copyright, database rights, Confidential Information or knowhow and any similar rights in any country.

21.2.
All Intellectual Property which the Employee develops or produces in the course of his employment duties, or which the Employee derives from any material produced by the Employee or any other employee of the Company in the course of their employment duties, will be owned by the Company absolutely. The Executive agrees, at the Company’s expense, to sign all documents and carry out all such acts as will be necessary to achieve this. The Executive waives all moral rights in all Intellectual Properly which is owned by the Company, or will be owned by the Company, further to this clause.

22. Power of Attorney

22.1
The Executive irrevocably appoints any Director or the Secretary of the Company to be his authorised attorney to do all such things and to execute all such documents in his name and on his behalf, which may be necessary or desirable for the Company to obtain for itself, or its nominees or any Associated Company the full benefit of the provisions in clauses 21 and 29.

22.2.
A letter, signed by any Director or Secretary of the Company certifying that anything has been done or that any document has been executed in accordance with the authority conferred by this clause, shall be conclusive evidence that such is the case as far as any third party is concerned save that the Executive may not sign such a letter himself.

23. Grievance Procedure

23.1.
If the Executive has a grievance relating directly to his employment the grievance should be raised either verbally or in writing with the Board for their consideration.  The Board will then make a finding upon such grievance and notify the Executive in writing of its findings and of the action to be taken to redress any justifiable grievance found to exist. If the Executive considers that the matter remains unresolved he shall be given the opportunity of addressing this grievance, either verbally or in writing to the Chairman of the Board whose finding on the matter shall, without prejudice to any rights the Executive may have arising from such grievance, be final and binding on the Executive.

24.           Disciplinary Procedure

24.1.
Without prejudice to the terms of clause 25, the Company may take disciplinary action in circumstances of misconduct by the Executive, a breach of his obligations under this agreement or unsatisfactory performance by the Executive of his duties. Such action may include, but not be limited to, suspension with or without pay or, subject to the terms of this Agreement, dismissal with or without notice. If the Executive has any grievance relating to disciplinary matters it should he raised with the Board in accordance with clause 23.

25.           Summary Termination

25.1.
Notwithstanding the provisions of Clauses 24 and 26 of this Agreement, the Company shall (without prejudice to the other rights and remedies of the Company) be entitled to dismiss the Executive without notice or payment in lieu of notice if the Executive

25.1.1.
commits any serious or persistent breach of his duties, refuses or neglects to comply with any term of this Agreement, refuses or neglects to comply with any reasonable order or direction given to him by the Company, or is guilty of any gross default or gross incompetence or misconduct in connection with or affecting the business of the Company or conducts himself (whether or not in connection with his employment) in a manner which, in the reasonable opinion of the Company, is prejudicial to the Company or may bring him or the Company into disrepute; or

25.1.2.
is guilty of dishonesty, gross incompetence, wilful neglect of duty, or of mismanagement of his financial affairs through failure to observe rules and procedures for the operation of bank accounts and/or borrowing; or

25.1.3.	is found guilty of any criminal offence (other than a minor offence under the Road Traffic Acts which does not result in imprisonment) whether or not in connection with employment; or

25.1.4.	is or becomes, in the reasonable opinion of the Company, of unsound mind; or

25.1.5.	becomes a patient for any purpose of any statute relating to mental health; or

25.1.6.	is declared bankrupt or takes advantage of any statute for the time being in force offering relief to insolvent debtors; or

25.1.7	resigns as an officer of the Company or any Associated Company without the agreement of the Board; or

25.1.8	if, as the result of any default on the part of the Executive, is prohibited by law from acting as an officer of the Company or any Associated Company;

25.1.9	loses any Registration or Regulatory Status necessary to fulfil his duties.

25.2.
Subject to clause 2.1 and clause 4.4 the Executive agrees that he shall have no remedy against the Company if his employment is terminated by reason of the liquidation of the Company for the purposes of amalgamation or reconstruction provided that he is offered employment with any concern or undertaking resulting from such amalgamation or reconstruction on terms and conditions which taken as a whole are not substantially less favourable than the terms of this Agreement (and which, for the avoidance of doubt, entitle him to be a director and the most senior executive officer of such new entity).

26. Termination by Notice

26.1.	The length of notice which the Executive is obliged to give the Company when seeking to leave employment is twelve months. Notice must be given in writing.

26.2.
Subject to clauses 24 and 25 above, on joining the length of notice which the Executive is entitled to receive from the Company to terminate his employment is twenty four months, which will reduce by one day for each day during the first year of service so that from the first anniversary of the Commencement Date the notice period is twelve months (the “Applicable Notice Period”). Notice by the Company will be given in writing.

26.3.
In the event that the Company terminates the Executive’s employment (other than by reason of the Executive’s personal underperformance or in circumstances in which it is entitled to do so pursuant to clause 25.1 above) or if the Executive resigns as a consequence of a fundamental breach by the Company of the terms of this

Agreement, the Company will make a payment in lieu of the Applicable Notice Period. Other than in circumstances in which clause 26.4 below applies, any payment in lieu of notice will be calculated as follows: the sum of (i) the Executive’s total ValueAccount (as notified to him from time to time in accordance with clause 6.1 above); plus (ii) compensation in lieu of bonus awarded pursuant to clause 10.1 above (calculated by reference to the bonus awarded in respect of the financial year prior to the year in which the Executive’s employment terminates or, in the event that the employment terminates before 31 December 2009, the Executive’s last bonus payment from The British Land Company plc) will be divided by 12 and multiplied by the number of months (including any part months) of the Applicable Notice Period. No payment will be made in respect of any other benefit.

26.4
In the event that the Executive’s employment is terminated by reason of his personal underperformance of if the Executive resigns (other than as a consequence of a fundamental breach by the Company of the terms of this Agreement) the Company may elect to make a payment in lieu of notice. The payment in lieu of notice will be a sum equal to Salary Element of the Executive’s ValueAccount for the Applicable Notice Period. No payment will be made in respect of any other benefit.

26.5	The Executive’s normal retirement age is 65. This Agreement will automatically terminate without notice on the Executive reaching the age of 65.

26.6.	For the avoidance of doubt, any payment in lieu of notice made pursuant to this clause 26 will be subject to such deductions as the Company is required by law to make.

27. Garden Leave

27.1.
At any stage of the Executive’s notice period referred to in clause 26 above (whether notice was given by the Executive or by the Company), the Company may, at its absolute discretion and without being required to give any reasons, require the Executive to remain away from work on garden leave. The Company is under no obligation to provide work tor the Executive in such circumstances.

27.2.	During any period of garden leave;

27.2.1.
the Executive must (save for periods when he is on holiday, whether pursuant to clause 17.4 or otherwise) be available for work but the Company is not obliged to provide him with any work and may require him to perform different duties and/or tasks from his normal duties.

27.2.2.
the Executive will be entitled to receive the salary element of his ValueAccount together with any benefits under this Agreement but excluding any discretionary or performance bonus which will not accrue while the Executive is not carrying out his normal duties.

27.2.3.
the Executive may not, without the prior written consent of the Company contact or attempt to contact any client, customer, agent, professional adviser, employee, supplier or broker of the Company, any Associated Company or any other company within RBS group.

27.2.4.	the Executive will not be permitted to work for any other organisation or on his own behalf without the Company’s poor written consent.

27.2.5.	all other terms and conditions of the Executive's employment (both express and implied) will remain in full force and effect until the end of the notice period.

27.2.6	the Executive continues to owe the Company a duty of fidelity and good faith.

27.3	Any period of garden leave shall count towards any period of restriction set out in clause 30.2.

28. Events on Termination

28.1.	Upon termination of the Executive’s employment for any reason whatsoever or at any other time at the request of the Company, the Executive shall immediately:

28.1.1.
deliver to the Company, in accordance with its instructions all items referred to in clause 20 and all other property of the Company (including, but not limited to, company car, credit cards, equipment, correspondence, data, disks, tapes, records, specifications, software, models, notes, reports and other documents together with any extracts or summaries, removable drives or other computer equipment, keys and security passes) or of any Associated Company in his possession or under his control.

28.1.2.
resign, without claim for compensation, from all directorships and other offices within the Group then held by him and the Executive hereby irrevocably authorises the Company to appoint some person in his name and on his behalf to sign any documents and do any things necessary to effect such resignation should he fail to do so.

28.1.3.
transfer (without payment) to the Company or, if requested by the Company, to the Company’s nominee, any qualifying or nominee shares registered in the name of the Executive (either solely or jointly) and held by the Executive as nominee, beneficial owner or trustee on behalf of the Company or any Associated Company.

28.2.	The Executive shall, if so required by the Company, confirm in writing that he has complied with his obligations under this Clause 29,

29. Restrictions after termination of employment

29.1.	In this clause the following definitions shall apply;

29.1.1.	“Termination Date” means the date on which the Executive’s employment ends.

29.1.2.	“Restricted Period” means the period of 12 months starting with the Termination Date (or such period less than 12 months as reduced by any period spent on garden leave).

29.1.3.
“Business” means the business carried on at the Termination Date by the Company and any Associated Company with which the Executive has been closely associated during the 12 months preceding the Termination Date,

29.1.4.
“Key Employee” means any employee of the Company or any Associated Company at appointed, managerial or senior managerial level with whom the Executive has worked during the 12 months preceding the Termination Date,

29.1.5
“Customer” means any person, firm, company, organisation who or which was a customer of, an investor with or an exclusive supplier of services to, the Group or any such entity who was negotiating with or contemplating doing business with the Group as at the Termination Date.

29.2.	The Executive agrees and undertakes in favour of the Company, as separate and independent obligations, that he will not without first obtaining the written consent of the Company:-

29.2.1.	during the Restricted Period hold any position as employee, director, officer, consultant, and partner, agent or principal in or with:-

29.2.1.1	any business which is the same or similar to the Business and which is or is likely to be or which becomes (during the Restricted Period) a business in competition with the Business,

29.2.1.2.
any person, firm or company which requires or might reasonably be thought by the Company to require the Executive to disclose or make use of any of the Confidential Information (as defined in clause 19) of the Business in order properly to discharge his duties to or to further his interest in such person, firm or company.

29.2.2.
during the Restricted Period directly or indirectly and whether on his own or someone else’s behalf canvass or solicit the custom of any person, firm or company, with whom he has had dealings, responsibility for or material knowledge of in the course of his employment and, who has within the 12 months immediately prior to the Termination Date been a Customer;

29.2.3.
during the Restricted Period seek to influence, be engaged in or have any dealings with any business, including but not limited to any Customer, where he is or may be able to influence any trading relationship which has existed during the period of 12 months immediately prior to the Termination Date between any business or Customer and the Company or an Associated Company;

29.2.4.	during the Restricted Period or at any time beforehand, induce or seek to induce or entice or seek to entice away from the Company or any Associated Company, any Key Employee.

29.3.
Nothing in clause 30.2 will prevent the Executive from being involved in any business where his duties relate primarily to goods, services and activities not sold, provided or carried on by the Company or any Associated Company.

29.4.
The Executive agrees and acknowledges that the restrictions contained in clause 19 (Confidentiality), clause 20 (Group Property), clause 28 (garden leave), clause 29 (Events on Termination) and clause 30 (Restrictions after Termination of Employment) are reasonable and necessary to protect the business and the Confidential Information of the Company and that the benefits he receives under this Agreement are sufficient compensation for these restrictions. However, if any such restriction or restrictions, are together or individually found to be void or unenforceable but would be valid and effective if some part or parts of them were deleted, the restriction or restrictions shall apply with any deletions or amendments necessary to make it or them valid, effective and enforceable.

29.5.	The Executive steel not, following the termination of his employment with the Company, represent himself or hold himself out as being in any way connected with the business of the Group.

30.           Declaration of Secrecy

30.1.	The Executive will be required to sign a Declaration of Secrecy in such form as may be required by the Company from time to time.

31.           Data Protection

31.1.
The Executive undertakes to familiarise himself with the Data Protection policy, procedures and accountabilities set down by the Company as a result of the Data Protection Act 1998. The Executive acknowledges that the Company will view any breach of these procedures as a serious matter of discipline.

31.2.
By signing this statement, the Executive acknowledges and agrees that the Company is permitted to hold personal information about him as part of its personnel and other business records and may use such information in the course of the Company’s business. The Executive agrees that the Company may disclose such information to third parties in the event that such disclosure is in the Company’s view required for the proper conduct of the Company’s business or that of any Associated Company. This clause applies to information held, used or disclosed in any medium.

31.3.
The Group reserves the right to carry out searches about the Executive through credit reference agencies or through our own customer records at any time during the employment of the Executive. These searches will provide us with information that we may use for the purposes of identifying any serious debt or other significant financial difficulties that the Executive may have. This will allow us to raise this with the Executive in order to detect or eliminate any particular risk of employee fraud or theft and thereafter to take any steps that we consider necessary to mitigate that risk. We will only retain the information about the Executive which we obtain from these searches for as long as we need it for the purposes set out above (subject to any legal (including any regulatory) obligation which requires us to retain that information for a longer period). The credit reference agency will record details of the search but these will not be available for use by lenders to assess the ability of the Executive to obtain credit. The Executive has the right of access to his personal records held by credit reference agencies. We will supply their names and addresses upon request, to help the Executive to exercise his right of access to those records.

31.4.
For the reasons referred to above, it is important that the Executive manages his personal finances responsibly. The Group requires that the Executive draws to the attention of his manager any serious debt or significant financial difficulties that he may have including those which result in court action being taken against him.

31.5.
In signing this contract the Executive hereby gives permission for the Group or its subsidiary companies and/or their appointed agents to carry out such credit reference searches in relation to him, including searches of customer credit records, during the term of this contract, as it considers necessary from time to time for the purposes set out in this clause.

32.           Notices

32.1
Any notice or other communication may be given by either party by personal delivery or prepaid first class mail to the other party at (in the case of the Company) its registered office for the time being marked “For the Attention of the Company Secretary” or (in the case of the Executive) his last known usual address and any such notice shall be deemed to have been served (in the case of first class mail) at the expiry of 48 hours after the same was posted or (in the case of personal delivery) at the time of such delivery.

33.           Continuing Provisions

33.1.
The termination of this Agreement shall rot affect the provisions of clause 19 (Confidentiality), clause 20 (Group Property) clause 28 (garden leave), clause 29 (Events on Termination) and clause 30 (Restrictions after Termination of Employment).

34.           Whole Agreement and Severability

34.1.
These terms and conditions constitute a written statement of the terms of the Executive’s employment in accordance with the provisions of the Employment Rights Act 1996. This Agreement and the terms of the letter to be sent to the Executive, as and when agreed, setting out details of certain stock awards to be made to the Executive on joining the Company supersede any previous agreement, whether oral or in writing, between the Executive and the Company in relation to the matters dealt with therein.

34.2.	In addition to the terms of this Agreement, the Executive is also required to comply with all other applicable statutory, divisional or company rules, as amended from time to time.

34.3.
The various provisions and sub-provisions of this Agreement and the Schedule are severable. If any provision or sub-provisions (or identifiable part thereof) is held to be invalid or unenforceable, then such invalidity or unenforceability shall not affect the remaining provisions (or identifiable parts thereof) in this Agreement or the Schedule.

35.           Collective Agreements

35.1.	There are no collective agreements applicable to the Executive’s employment.

36.           Governing Law

36.1.
The interpretation and enforcement of this Agreement shall be governed by and construed in all respects in accordance with the Law of England and the parties submit to the non-exclusive jurisdiction of the English courts.

Signed for and on behalf of
THE ROYAL BANK OF SCOTLAND plc	/s/ Neil Roden
on 4th November 2008	Neil Roden
by Neil Roden, Group Director, Human Resources

Signed by
on	/s/ Stephen Hester
before the undernoted witness:-	Stephen Hester

/s/ Guy Robert Whitaker	(Witness)
Full Name	GUY ROBERT WHITAKER
Address
Occupation	BANKER